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                                                                     EXHIBIT 7.1

GRUPO IUSACELL, S.A. DE C.V.
Ratio of earnings to fixed charges calculation
Computation under Mexican GAAP

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                                 DESCRIPTION                                      For the years ended December 31,
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                                                                1997          1998        1999       2000       2001        2002
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                                                                            (Thousands of pesos as of December 31, 2002)
Income (loss) from continuing  operations                    -1,602,211    -1,751,946    401,308  -1,186,497  -528,488   -2,084,037
Add income tax, assets tax and deferred income tax               72,618        86,725    159,490     165,246   154,749      111,220
                                                             ----------------------------------------------------------------------
Pretax income (loss) from continuing operations              -1,529,593    -1,665,221    560,798  -1,021,251  -373,739   -1,972,817
Add:
Integral cost of financing (expense only)                       415,551       301,645    375,604   1,140,885   967,045      934,076
Amortization of debt expense and discount of premium                  0             0          0           0         0            0
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Interest portion of rent expense                                  3,356         3,954      2,989       2,989       747            0
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Losses from < 50% owned affiliates                                    0             0     23,997      19,566    40,369       16,069
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Amortized portion of capitalized integral cost of financing       2,959        58,823     18,675      35,595    37,821       39,521
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ADJUSTED EARNINGS (A)                                        -1,107,727    -1,300,799    982,063     177,784   672,243     -983,151

Fixed charges:
Integral cost of financing (whether expensed or capitalized)    493,181     1,431,252    375,604   1,140,885   967,045    1,962,774
Amortization of debt expense and discount or premium                  0             0          0           0         0            0
The interest portion of rent expense
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Preferred stock dividend requirement                              3,356         3,954      2,989       2,989       747            0
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TOTAL FIXED CHARGES (B)                                         496,537     1,435,206    378,593   1,143,874   967,792    1,962,774


EARNINGS TO FIXED CHARGES (A/B)                                 (2.2309)      (0.9064)    2.5940     (0.1554)  (0.6946)     (0.5009)
ADJUSTED PRETAX EARNINGS LESS FIXED CHARGES                  -1,604,264    -2,736,005    603,470    -966,090  -295,549   -2,945,925
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